Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
January 8, 2009
Dear thinkorswim client,
We, at TD AMERITRADE, are very excited about the proposed acquisition and have included this letter in your email from thinkorswim Inc. to introduce ourselves. The combination of these two innovative firms will create what we believe will be the leading online trading and investor education firm in the industry.
At this point, there’s nothing you’ll need to do differently. The proposed acquisition of thinkorswim Group Inc. will require customary approvals and this will take some time — about six months. The companies will remain independent and will operate separately until such approvals are obtained and the acquisition is closed.
Please be assured, there will be no immediate impact on your thinkorswim Inc. account or how you trade, and you will still have access to the outstanding service you’ve come to expect from thinkorswim Inc. In addition, Scott Sheridan and Tom Sosnoff will continue to lead thinkorswim Inc. through the close of the acquisition, and will then join the TD AMERITRADE team.
What you can expect after the acquisition closes
After the acquisition closes, we’ll spend several months bringing the strengths of both companies together. Some of the features you’ll gain access to with TD AMERITRADE include:
•	24/7 client service (including weekends and holidays)

•	A full suite of independent research and investment tools

•	A nationwide network of branches with licensed investment consultants

•	Valuable portfolio planning services

•	Access to an expanded range of investment products including mutual funds and bonds

•	Powerful web-based technology for a more comprehensive browser-based trading platform

•	Backtesting and program trading capabilities
Who to contact with your questions
We know you may have some additional questions, and we want to make sure you get answers. First and foremost, nothing will change at this point and there is no action required of you at this time. If you have questions, please contact thinkorswim Support at 866-839-1100 from Monday through Thursday from 6:00 a.m. to 6:00 p.m. CT and from 6:00 a.m. CT to 5:00 p.m. CT on Fridays. Or you can send an email to help@thinkorswim.com.
We want you to know that we are committed to ensuring that upon completion of this acquisition you’ll continue to receive the best that both firms have to offer.
Sincerely,

Fred Tomczyk
President and Chief Executive Officer
TD AMERITRADE

TD AMERITRADE Holding Corporation. TD AMERITRADE, Inc., member FINRA/SIPC. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. Copyright 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.
Additional Information About this Transaction
In connection with the proposed merger, TD AMERITRADE Holding Corporation (“TD AMERITRADE”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim Group Inc. (“THINKORSWIM”) that also constitutes a prospectus of TD AMERITRADE. THINKORSWIM will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and THINKORSWIM urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by THINKORSWIM and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing THINKORSWIM’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.tdameritrade.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
THINKORSWIM, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from THINKORSWIM stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of THINKORSWIM stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about THINKORSWIM’s executive officers and directors in THINKORSWIM’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from THINKORSWIM or TD AMERITRADE using the contact information above.
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. THINKORSWIM and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.